Exhibit 99.2

UNDERWRITING AGREEMENT

between

HEXO CORP.

and

A.G.P./ALLIANCE GLOBAL PARTNERS

and

CANTOR FITZGERALD CANADA CORPORATION

and

ATB CAPITAL MARKETS INC.

as Underwriters

HEXO CORP.

UNDERWRITING AGREEMENT

New York, New York

August 20, 2021

A.G.P./Alliance Global Partners

590 Madison Avenue, 36th Floor

New York, New York 10022

Cantor Fitzgerald Canada Corporation	ATB Capital Markets Inc.
181 University Avenue, Suite 1500	66 Wellington Street West, Suite 3530
Toronto, ON	Toronto, ON
M5H 3M7	M5K 1A1

Ladies and Gentlemen:

The undersigned, HEXO Corp., a corporation incorporated under the laws of Ontario (the “Company”), hereby confirms its agreement (this “Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”), Cantor Fitzgerald Canada Corporation and ATB Capital Markets Inc. (“ATB”) (hereinafter referred to as “you” (including its correlatives) or the “Underwriters”) as follows:

1. Purchase and Sale of Securities.

1.1    Securities.

1.1.1.    Nature and Purchase of Securities.

(i)    On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the Underwriters on a several basis, an aggregate of 47,457,628 Units (the “Initial Units”) at a purchase price of US$2.95 per Initial Unit (the “Offering Price”) for aggregate proceeds of approximately US$140,000,000, each Initial Unit consisting of one common share in the capital of the Company (an “Initial Share” and collectively, the “Initial Shares”) and one-half of one common share purchase warrant of the Company (a whole warrant, an “Initial Warrant” and collectively, the “Initial Warrants”). Each Initial Warrant will entitle the holder thereof to acquire one common share in the capital of the Company (each an “Initial Warrant Share” and collectively, the “Initial Warrant Shares”) at a price of US$3.45 per Warrant Share, at any time until 5:00 p.m. (Eastern Time) on the date that is 60 months following the Closing Date (as defined below). The Warrants (as defined below) shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Company and TSX Trust Company, in its capacity as warrant agent thereunder. The Initial Units, Initial Shares and Initial Warrants shall have the material attributes described in and contemplated by the Registration Statement, the Pricing Prospectuses and the Prospectuses (each as defined below).

(ii)    The fee payable by the Company to the Underwriters pursuant to the purchase of the Initial Units shall be paid in cash in respect of an amount equal to 4.0% of the gross proceeds from the Offering and in common shares of the Company to be issued at a price equal to the Offering Price in respect of an amount equal to 0.5% of the gross proceeds from the Offering (the “Underwriters’ Initial Shares”).

(iii)    The Underwriters, severally and not jointly, agree to purchase from the Company the number of Initial Units set forth opposite their respective names on Schedule 1 attached hereto and made a part hereof at the Offering Price. The Initial Units are to be offered initially to the public at the Offering Price. It is understood that the several Underwriters are to make a public offering of the Initial Units as soon as the Underwriters deem it advisable to do so. The Underwriters may from time to time thereafter change the public offering price and other selling terms.

1.1.2.    Securities Payment and Delivery.

(i)    Delivery and payment for the Initial Shares and Initial Warrants comprising the Initial Units shall be made at 10:00 a.m., Eastern time, on August 24, 2021 or at such other time or date as shall be agreed upon by the Underwriters and the Company, at the offices of A.G.P., or at such other place (or remotely by facsimile or other electronic transmission) as shall be agreed upon by the Underwriters and the Company. The hour and date of delivery and payment for the Initial Units is called the “Closing Date.”

(ii)    Payment for the Initial Units shall be made on the Closing Date by wire transfer in Federal (same day) funds, payable to the order of the Company upon delivery of the certificates (in form and substance satisfactory to the Underwriters) representing the Initial Shares and Initial Warrants comprising the Initial Units for the account of the Underwriters or as otherwise directed by the Underwriters through: (a) The Depository Trust Company’s (“DTC”) Deposit, (b) Withdrawal at Custodian (“DWAC”) system, (c) pursuant to the non-certificate issue system maintained by CDS Clearing & Depository Services Inc. in Canada (“CDS”), or (d) via “Delivery Versus Payment” (“DVP”). The Initial Shares and Initial Warrants comprising the Initial Units shall be registered in such name or names and in such authorized denominations as the Underwriters may request in writing at least two (2) full Business Days prior to the Closing Date. The aggregate purchase price for the Initial Units to be purchased by each of the Underwriters shall equal the amount set forth opposite the name of such Underwriter on Schedule 1 hereto. The term “Business Day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions are authorized or obligated by law to close in New York, New York.

(iii)    Delivery of the Underwriters’ Initial Shares shall also be made on the Closing Date as directed by the Underwriters. The Underwriters’ Initial Shares shall be registered in such name or names and in such authorized denominations as the Underwriters may request in writing at least two (2) full Business Days prior to the Closing Date.

1.2    Over-allotment Option.

1.2.1.    Option Securities. For the purposes of covering any over-allotments, if any, and for market stabilization purposes, in connection with the distribution and sale of the Initial Units, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to 7,118,644 additional units from the Company (each an “Additional Unit” and collectively, the “Additional Units”), representing fifteen percent (15%) of the Initial Units. Each Additional Unit shall consist of one common share in the capital of the Company (each an “Additional Share” and collectively, the “Additional Shares”) and one-half of one common share purchase warrant of the Company (each whole warrant, an “Additional Warrant” and collectively, the “Additional Warrants”), with each Additional Warrant having the same terms as the Initial Warrants. The purchase price to be paid per Additional Unit shall be equal to the Offering Price. The common shares underlying the Additional Warrants and the Initial Warrant Shares are hereinafter referred to as the “Warrant Shares”. The Initial Shares, the Additional Shares and the Warrant Shares are hereinafter referred to as the “Securities.” The offering and sale of the Securities is hereinafter referred to as the “Offering.”

The fee payable by the Company to the Underwriters pursuant to the purchase of the Additional Units shall be paid in cash in respect of an amount equal to 4.0% of the gross proceeds resulting from the exercise of the Over-Allotment Option and in common shares of the Company to be issued at a price equal to the Offering Price in respect of an amount equal to 0.5% of the gross proceeds resulting from the exercise of the Over-Allotment Option (the “Underwriters’ Additional Shares” and together with the Underwriters’ Initial Shares, the “Underwriters’ Shares”).

1.2.2.    Exercise of Option. The Over-allotment Option granted pursuant to Section 1.2.1 hereof may be exercised by the Underwriters as to all (at any time) or any part (from time to time) of the Additional Units within thirty (30) days after the date of the Prospectus Supplement (as defined below). The Underwriters shall not be under any obligation to purchase any Additional Units prior to the exercise of the Over-allotment Option. The Over-allotment Option granted hereby may be exercised by the giving of oral notice to the Company from the Underwriters, which must be confirmed in writing by overnight mail or facsimile or other electronic transmission setting forth the number of Additional Units to be purchased and the date and time for delivery of and payment for the Additional Shares and Additional Warrants comprising the Additional Units (the “Option Closing Date”), which shall not be later than five (5) full Business Days after the date of the notice or such other time as shall be agreed upon by the Company and the Underwriters, at the offices of A.G.P., or at such other place (including remotely by facsimile or other electronic transmission) as shall be agreed upon by the Company and the Underwriters. If such delivery and payment for the Additional Units does not occur on the Closing Date, the Option Closing Date will be as set forth in the notice. Upon exercise of the Over-allotment Option with respect to all or any portion of the Additional Units, subject to the terms and conditions set forth herein, (i) the Company shall become obligated to sell to the Underwriters the number of Additional Units specified in such notice and (ii) each of the Underwriters, acting severally and not jointly, shall purchase that portion of the total number of Additional Units then being purchased as set forth in Schedule 1 opposite the name of such Underwriter.

1.2.3.    Payment and Delivery. Payment for the Additional Units shall be made on the Option Closing Date by wire transfer in Federal (same day) funds, payable to the order of the Company upon delivery to you of certificates for the account of the Underwriters or as otherwise directed by the Underwriters (in form and substance satisfactory to the Underwriters) representing the Additional Units (or through DTC, CDS, DWAC and/or DVP as the Underwriters may direct). The Additional Units shall be registered in such name or names and in such authorized denominations as the Underwriters may request in writing at least two (2) full Business Days prior to the Option Closing Date. The Company shall not be obligated to sell or deliver the Additional Units except upon tender of payment by the Underwriters for applicable Additional Units.

Delivery of the Underwriters’ Additional Shares shall also be made on the Option Closing Date as directed by the Underwriters. The Underwriters’ Additional Shares shall be registered in such name or names and in such authorized denominations as the Underwriters may request in writing at least two (2) full Business Days prior to the Option Closing Date.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to (i) the “Offering” shall be deemed to include the Over-Allotment Option, (ii) the “Units” shall mean, collectively, the Initial Units and the Additional Units, (iii) the “Shares” shall mean, collectively, the Initial Shares and the Additional Shares, (iv) the “Warrants” shall mean, collectively, the Initial Warrants and the Additional Warrants, and (v) the “Additional Securities” shall mean, collectively, the Additional Units, Additional Shares and Additional Warrants, as applicable.

The Company understands that the Underwriters propose to make a public offering of the Units in the United States and each of the provinces and territories of Canada, either directly or through their respective U.S. or Canadian broker-dealer affiliates upon the terms set forth in the Prospectus Supplement as soon as the Underwriters deem advisable after this Agreement has been executed and delivered, A.G.P. (the “Non-Canadian Underwriter” and a “Non-Canadian Underwriter”) will not, directly or indirectly, solicit offers to purchase or sell Units in Canada.

2.    Representations and Warranties of the Company. The Company represents and warrants to each of the Underwriters as of the Applicable Time (as defined below) and as of the Closing Date as follows:

2.1    Filing of Canadian Prospectus and Registration Statement.

2.1.1.    Pursuant to Canadian Securities Laws. The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus (in both the English and French languages) dated April 15, 2021 (the “Canadian Preliminary Base Shelf Prospectus”), a final short form base shelf prospectus (in both the English and French languages) dated May 7, 2021 (the “Canadian Final Base Shelf Prospectus”) and an amended and restated short form base shelf prospectus (in both the English and French languages) dated May 25, 2021 (the “Amended and Restated Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to C$700,000,000 of the Company’s securities (or the equivalent in other currencies based on the exchange rate at the time of the offering), with the Ontario Securities Commission, as the principal regulator for the Company at the time of filing thereof pursuant to Multilateral Instrument 11-102 – Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below) (collectively, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a prospectus receipt under National Policy 11-202—Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) for each of the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus and the Amended and Restated Canadian Final Base Shelf Prospectus. Pursuant to Multilateral Instrument 11-102 – Passport System, a receipt for each of such documents is deemed to be issued by the regulator in each of the Canadian Jurisdictions other than the Province of Ontario if the conditions of such instrument have been satisfied. No order suspending or cease trading the distribution of any securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

The term “Canadian Jurisdictions” means each of the provinces and territories of Canada. The term “Canadian Base Prospectus” means the Amended and Restated Canadian Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policies, policy statements, instruments, blanket orders, blanket rulings and notices of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44- 101”) and National Instrument 44-102 – Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Pricing Prospectus” means the preliminary prospectus supplement (in both the English and French languages) (the “Canadian Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures on August 19, 2021, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Preliminary Prospectus Supplement. The term “Canadian Prospectus” means the prospectus supplement (in both the English and French languages) (the “Canadian Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the Canadian Preliminary Prospectus Supplement, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Prospectus Supplement.

All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Amended and Restated Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

2.1.2.    Pursuant to the Securities Act. The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (File No. 333-255264) on April 15, 2021 and as amended and filed on May 10, 2021 and June 1, 2021, providing for the offer and sale, from time to time, of up to C$700,000,000 (or the equivalent in other currencies based on the exchange rate at the time of the offering) of the Company’s securities (the “Registration Statement”). The Registration Statement, including the Amended and Restated Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations) therein and all exhibits thereto and all documents incorporated by reference therein, became effective pursuant to Rule 467(a) under the Securities Act on June 1, 2021. In connection with the filing of the Registration Statement, the Company has filed with the Commission, on April 15, 2021, an appointment of agent for service of process upon the Company on Form F-X (“Form F-X”) under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with. The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.

The term “U.S. Pricing Prospectus” means the preliminary prospectus supplement (the “U.S. Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Commission pursuant to General Instruction II.L. of Form F-10 on August 19, 2021, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the U.S. Preliminary Prospectus Supplement, to be dated the date hereof and filed with the Commission pursuant to General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.

Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Units is hereafter referred to as an “Issuer Free Writing Prospectus”; and the U.S. Pricing Prospectus together with any Issuer Free Writing Prospectus (each as identified in Schedule 2-B hereto) and the information listed in Schedule 2-A hereto, are hereafter referred to collectively as the “Pricing Disclosure Package”. Any reference herein to the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus, U.S. Pricing Prospectus or U.S. Prospectus and (ii) any such document so filed. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Pricing

Prospectuses” shall mean, collectively, the Canadian Pricing Prospectus and the U.S. Pricing Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

For purposes of this Agreement, the “Applicable Time” is 8:20 a.m. (Eastern Time) on the date of this Agreement.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

2.2    Disclosures in Registration Statement.

2.2.1.    Compliance with Canadian Securities Laws.

(i)    The Canadian Base Prospectus and the Canadian Pricing Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply with the applicable requirements of Canadian Securities Laws; the Canadian Pricing Prospectus, as of the time of filing of the Canadian Preliminary Prospectus Supplement, did not, and the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing of the Canadian Prospectus Supplement and through the Closing Date and the Option Closing Date, if any, include any misrepresentation within the meaning of applicable Canadian Securities Laws, and the Canadian Pricing Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date and the Option Closing Date, if any, constitute, full, true and plain disclosure of all material facts relating to the Units and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Pricing Prospectus or the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein.

(ii)    Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed, with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any misrepresentation within the meaning of applicable Canadian Securities Laws.

2.2.2.     Compliance with Securities Act and 10b-5 Representation.

(i)    The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply, with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein. The parties acknowledge and agree that such information provided by or on behalf of any Underwriter consists solely of the following disclosure contained in the “Plan of Distribution” section of the Prospectus: (a) the information set forth under the sub-captions “Underwriter Compensation” and “Price Stabilization,” (b) the information with respect to settlement procedures for the Offering set forth in the last paragraph under the sub-caption “Listing”, and (c) the table showing the number of securities to be purchased by each Underwriter (the “Underwriters’ Information”).

(ii)    No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Pricing Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the U.S. Pricing Prospectus, at the time of filing thereof, complied with the applicable provisions of the Securities Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the U.S. Pricing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter consists solely of the Underwriters’ Information.

(iii)    The Pricing Disclosure Package, as of the Applicable Time, did not, and from the Applicable Time through the Closing Date and the Option Closing Date, if any, will not, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made. Each Issuer Free Writing Prospectus complies with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the Pricing Prospectuses or the Prospectuses, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. No representation or warranty is made in this Section 2.2.2(iii) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter consists solely of the Underwriters’ Information.

(iv)    The Company meets the requirements for use of Form F-10 under the Securities Act.

2.3    Organization and Qualification. Each of the Company, each of its Subsidiaries, the Related Entities and, to the knowledge of the Corporation, each of the Investment Entities (as defined below) are entities duly organized and validly existing and in good standing (if a good standing concept exists in such jurisdiction) under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted. Each of the Company, each of its Subsidiaries, the Related Entities, and, to the knowledge of the Company, each of the Investment Entities is duly qualified as a foreign entity to do business and is in good standing (if a good standing concept exists in such jurisdiction) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on: (A) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole, or (B) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the Pricing Prospectuses or the Prospectuses, or (ii) would result in the Canadian Pricing Prospectus, the Canadian Prospectus or any amendment thereto containing a misrepresentation within the meaning of applicable Canadian Securities Laws. “Subsidiaries” means HEXO Operations Inc., HEXO USA Inc., Zenabis Global Inc., Zenabis Investments Ltd., ZenPharm Limited, Zenabis Real Estate Holdings Ltd., Zenabis Annacis Ltd., Zenabis Atholville Ltd., Zenabis Stellarton Ltd., Zenabis Housing Ltd., Zenabis IP Holdings Inc., Zenabis Retail Holdings Inc., Zenabis Ventures Inc., Zenabis Operations Ltd., Zenabis Ltd., Vida Cannabis (Canada) Ltd., Zenabis Hemp Company Ltd., Zen Craft Grow Ltd., Neal Up Brands Inc. (in the process of dissolution), Keystone Isolation Technologies Inc. and Keystone Isolation Technologies USA LLC, and each of the foregoing is individually referred to herein as a “Subsidiary”. Other than the Subsidiaries, the Company has no other subsidiary within the meaning of the Business Corporations Act (Ontario). “Related Entities” means Belleville Complex Inc., Truss Limited Partnership, Truss Beverage Company Limited and Truss CBD USA LLC. “Investment Entities” means Fire & Flower Inc., Fire & Flower Holdings Corp., Greentank Technologies Corp., Inner Spirit Holdings Ltd., Segra International Corp. and Neal Brothers Inc. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity (as defined below) or any department or agency thereof.

2.4    No Violations or Defaults. Neither the Company nor any Subsidiary nor any Related Entity nor, to the Company’s knowledge, any Investment Entity (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company, any Subsidiary or any Related Entity pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except in any such case for violations or defaults that would not (individually or in the aggregate) have a Material Adverse Effect.

2.5    Authorization. The Company has the requisite corporate power, authority and capacity to enter into and to consummate the transactions contemplated by this Agreement and the Warrant Indenture and otherwise to carry out its obligations hereunder and thereunder. This Agreement, the Warrant Indenture and the performance by the Company of its obligations hereunder and thereunder have been or will on the Closing Date be duly authorized by all necessary corporate action, and each of the Agreement and the Warrant Indenture has been or will be on the Closing Date duly executed and delivered by the Company and each constitutes or will on the Closing Date constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws;

2.6    No Conflicts. The execution, delivery and performance by the Company of this Agreement, the issue and sale of the Units, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company, any Subsidiary or any Related Entity pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company, any Subsidiary or any Related Entity is a party or by which the Company, any Subsidiary or any Related Entity or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company, any Subsidiary or any Related Entity, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except (in the case of clauses (i) and (iii) above) as would not have a Material Adverse Effect.

2.7    Filings, Consents and Approvals    No Consent is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Units, the qualification of the distribution of the Units in the Canadian Jurisdictions as contemplated by this Agreement, necessary approvals of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or the Nasdaq Capital Market (“Nasdaq”) (with the Company being in the course of changing its U.S. stock exchange listing from the NYSE to the Nasdaq with an expected effective date of August 24, 2021) and any consents as may be required under state or foreign securities or blue sky laws, or the by-laws and rules of the Financial Industry Regulatory Authority (“FINRA”) in connection with the purchase and distribution of the Units by the Underwriters.

2.8    Issuance of Securities. On the applicable Closing Date, the Shares and the Warrants will have been duly and validly created, authorized, allotted and reserved for issuance and, at the applicable Closing Date, after payment of applicable consideration:

2.8.1.    the Initial Shares and, if applicable, the Additional Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

2.8.2.    the Initial Warrants and, if applicable, the Additional Warrants will be duly created and validly issued and outstanding as fully paid securities of the Company;

2.8.3.    the Underwriters’ Initial Shares and, if applicable, the Underwriters’ Additional Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company; and

2.8.4.    the Initial Shares, the Initial Warrants, and the Underwriters’ Initial Shares and, if applicable, the Additional Shares, the Additional Warrants and the Underwriters’ Additional Shares, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any pre-emptive or similar right that entitles any person to acquire any Relevant Security from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof.

2.9    Warrant Shares. On the Closing Date, the Warrant Shares will have been duly authorized, allotted and reserved for issuance, and, upon the proper exercise of the Warrants and payment of the exercise price therefor, will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Company. The Warrant Shares will not have been issued in violation of or subject to any pre-emptive or similar right that entitles any person to acquire any Relevant Security from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof.

2.10    Capitalization. The Company has, as of the dates indicated in the Pricing Prospectuses and the Prospectuses, an authorized and outstanding capitalization as set forth in the Pricing Prospectuses and the Prospectuses, and all of the issued and outstanding shares of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Company any common shares of the Company or other security of the Company or any security convertible into, or exercisable or exchangeable for, common shares of the Company or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the date hereof. All of the issued shares of or other ownership interests in each Subsidiary and of the issued shares of or other ownership interests in each Related Entity that are owned by the Company have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Prospectuses and the Prospectuses) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”). Other than the shares or other equity interests in the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities, the Company does not have any equity interest, directly or indirectly, in any person; and no subsidiary of the Company other than the Subsidiaries disclosed in the Registration Statement, Pricing Prospectuses and the Prospectuses is required to be disclosed in the Pricing Prospectuses and the Prospectuses in accordance with Form 44-101F1 or Form 51-102F2.    No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except as described in the Pricing Prospectuses and the Prospectuses, the issuance and sale of the Securities will not obligate the Company to issue common shares or other securities to any Person (other than the Underwriters) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.    Except for the Consents set forth in Section 2.10 herein, no further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities.

2.11    No Other Securities. Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security. Except as disclosed in the Pricing Prospectuses and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Units contemplated hereby.

2.12    No Shareholder and Voting Agreements. Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company, its Subsidiaries or, to the knowledge of the Company, the Related Entities, the nomination of directors to the board of the Company or the operations or affairs of the Company, its Subsidiaries or the Related Entities. For purposes of this Section 2.12, in the case of any Related Entity, any disclosure in the Pricing Prospectuses and the Prospectuses to the effect that the Related Entity is a joint venture or a partnership with another person shall be considered to constitute disclosure that there is or will be a shareholders’ agreement, voting agreement, investors’ rights agreement or other agreement which does affect or will affect the voting or control of securities of the Related Entity or the operations or affairs of the Related Entity.

2.13    Listing and Maintenance Requirements. The common shares of the Company are registered pursuant to Section 12(b) of the Exchange Act. The common shares of the Company are listed on the TSX and on the NYSE, and, except with respect to the Company’s change of its U.S. stock exchange listing from the NYSE to the Nasdaq as disclosed in the Prospectuses, the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the common shares of the Company under the Exchange Act or de-listing the common shares of the Company from the TSX or the NYSE, nor, except as disclosed in the Prospectuses, has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or the NYSE is contemplating terminating such registration or listing. Except as disclosed in the Prospectuses, the Company has not, in the 12 months preceding the date hereof, received notice from the TSX or the NYSE on which the common shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such exchange. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The common shares are currently eligible for electronic transfer through DTC or another established clearing corporation and the Company is current in payment of the fees to DTC (or such other established clearing corporation) in connection with such electronic transfer.

2.14    Securities Certificates. The form of the certificates for the Shares, WarrantCand Warrant Shares have been approved by the board of directors of the Company and adopted by the Company and comply with all applicable legal and securities exchange requirements and do not conflict with the Company’s by-laws or constating documents.

2.15    Reporting Requirements. The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission. All conditions for use of Form F-10 to register the Units under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the Pricing Prospectuses and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, complied and will comply with the requirements of the Securities Act, the Exchange Act, the Rules and Regulations and Canadian Securities Laws and, when read together with the other information in the Pricing Prospectuses and the Prospectuses, as applicable, do not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading, in the light of the circumstances under which they were made.

2.16    Material Changes; Undisclosed Events, Liabilities or Developments. Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses, except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company, any Subsidiary or any Related Entity, (iii) neither the Company nor any Subsidiary nor any Related Entity has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company, the Subsidiaries and the Related Entities, taken as a whole. Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary nor any Related Entity has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company, the Subsidiaries and the Related Entities, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectuses and the Prospectuses.

2.17    Debt Obligations. Neither the Company nor any Subsidiary nor any Related Entity (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters, except as disclosed in the Pricing Prospectuses and the Prospectuses, or (ii) intends to use any of the proceeds from the sale of the Units hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

2.18    Subsidiary Payments. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s share capital, from repaying to the Company any loans or advances to such Subsidiary from the Company.

2.19    Litigation. Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there is no judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration, Canadian, United States or foreign, including any proceeding before Health Canada or any other Governmental Authority in Canada or any other country performing functions similar to those performed by Health Canada, in progress or pending to which the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity is a party or of which any of their respective property, operations or assets is the subject which, individually or in the aggregate, if determined adversely to the Company, any Subsidiary, any Related Entity or any Investment Entity, as the case may be, would have a Material Adverse Effect, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the knowledge of the Company there are no facts or circumstances that would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments; to the Company’s knowledge, no such proceeding, investigation, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, investigations, litigation and arbitrations against or involving the Company, any Subsidiary, any Related Entity or any Investment Entity would not have a Material Adverse Effect.

2.20    Labor Relations. Each of the Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities is in compliance, in all material respects, with the provisions of all applicable federal, provincial, territorial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours. No labor disturbance by the employees of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s or any Related Entity’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect. No union has been accredited or otherwise designated to represent any employees of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company, any Subsidiary or any Related Entity, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s, any Subsidiary’s or any Related Entity’s facilities and none is currently being negotiated by the Company, any Subsidiary or any Related Entity.

2.21    Compliance. Each of the Company, the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities (i) are in compliance with all applicable federal, provincial, territorial, state, municipal, local and foreign laws, regulations, orders and decrees governing its business as prescribed by Health Canada, or any other federal, provincial, territorial, state, municipal, local or foreign agencies or bodies in Canada or any other country engaged in the regulation of cannabis, controlled drugs and substances or pharmaceuticals (“Applicable Laws”), except where noncompliance would not, singularly or in the aggregate, have a Material Adverse Effect, (ii) has not received any notice of adverse finding, warning letter, untitled letter or other correspondence or written notice from any governmental authority alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (iii) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (iv) has not received written notice that any governmental authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and have no knowledge that any such governmental authority is considering such action, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (v) neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any governmental authority or third party alleging that any product operation or activity is in violation of any Applicable Laws or Authorizations and have no knowledge that any such governmental authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; and (vi) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

2.22    Changes to Laws. To the knowledge of the Company, there is no pending or contemplated change to any law, regulation or position of a Governmental Authority that would have a Material Adverse Effect.

2.23    Real Property. Except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) each of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Pricing Prospectuses and the Prospectuses; (ii) each of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities has good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Pricing Prospectuses and the Prospectuses, as provided in the Credit Agreement or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company, the Subsidiaries and the Related Entities; and any real property and buildings held under lease or sublease by the Company, the Subsidiaries and the Related Entities are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company, the Subsidiaries and the Related Entities; and (iii) neither the Company nor any Subsidiary nor any Related Entity has received any notice or other communication of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company, any Subsidiary or any Related Entity, except as would not have a Material Adverse Effect. Except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any property from the Company or any Subsidiary.

2.24    Real Property Leases. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary nor any Related Entity is in default or breach of any real property lease, and neither the Company nor any Subsidiary nor any Related Entity has received any notice or other communication from the owner or manager of any real property leased by the Company, any Subsidiary or any Related Entity that the Company, such Subsidiary or any Related Entity is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened.

2.25    Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity (or, to the Company’s

knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company, any Subsidiary or any Related Entity, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity is subject to any Lien under any Environmental Law. Except as disclosed in the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary nor, to the knowledge of the Company, any Related Entity is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), would not have a Material Adverse Effect. The Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements.

2.26    Costs Associated with Environmental Laws. In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company, its Subsidiaries and the Related Entities, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

2.27    Regulatory Permits. Each of the Company, the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities, has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, including without limitation, those administered by the Canadian federal Department of Health and any successor thereof (“Health Canada”) or any other governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation- making organizations or entities (“Governmental Authorities”) in Canada or any other country performing functions similar to those performed by Health Canada (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted or, except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, proposed to be conducted, in each case as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and each such Consent is valid, existing, in good standing and in full force and effect, except in each case as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has received notice of any investigation or proceedings which, if decided adversely to the Company, any such Subsidiary or Related Entity or Investment Entity, as the case may be, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent. The Company, each Subsidiary, each Related Entity and, to the knowledge of the Company, each of the Investment Entities are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

2.28    Research and Development Activities. The Company’s, the Subsidiaries’, the Related Entities’ and, to the knowledge of the Company, the Investment Entities’ facilities and product research and development activities comply in all material respects with applicable good practices, processes, standards and procedures as required by Health Canada and any other Governmental Authority.

2.29    Compliance with Health and Safety Laws. Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence with or notice from Health Canada or any other federal, provincial, territorial, state, municipal, local or foreign governmental or regulatory authority or court or arbitrator in Canada or any other country, alleging or asserting noncompliance with any applicable laws or regulations, including, without limitation, the Cannabis Act R.S.C., c. 16, the Food and Drugs Act R.S.C. 1985, c. F-27 or the Controlled Drugs and Substances Act S.C. 1996, c. 19 or any provincial cannabis-related Act or Regulation, that has not been resolved by the Company, any Subsidiary, any Related Entity or any Investment Entity, as the case may be, or that otherwise would, singularly or in the aggregate, have a Material Adverse Effect. The Company, each Subsidiary, each Related Entity, any person acting on behalf of the Company, each Subsidiary and each Related Entity and, to the knowledge of the Company, each Investment Entity and any person acting on behalf of each Investment Entity, are and have been in material compliance with applicable health care, cannabis, privacy and personal health information laws and the regulations promulgated pursuant to such laws and all other federal, provincial, territorial, state, municipal, local or foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Company in Canada or any other country. Except as disclosed in the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post- sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and there is no basis for any such notice or action.

2.30    Compliance with Production and Distribution Laws. Neither the Company nor any Subsidiary nor any Related Entity nor any Investment Entity nor, to the Company’s knowledge, any person acting on behalf of the Company, any Subsidiary, any Related Entity or any Investment Entity has cultivated, produced, processed, imported, sold or distributed, or has any current intention to cultivate, produce, process, import, sell or distribute, any cannabis or cannabinoid product or has otherwise engaged in or targeted or derived revenues or funds from, or has any current intention to otherwise engage in or target or derive (or reasonably expect to derive) revenues or funds from, any direct or indirect dealings or transactions in or to the United States of America, its territories and possessions, any state of the United States and the District of Columbia or any other federal, provincial, territorial, state, municipal, local or foreign jurisdiction where such activity is illegal. Neither the Company nor any Subsidiary nor any Related Entity has operated in or exported any cannabis or cannabinoid product to any jurisdiction except Canada and Greece. To the knowledge of the Company, the Investment Entities have not operated in or exported any cannabis or cannabinoid product to any jurisdiction except Canada. The Company, its Subsidiaries, the Related Entities and, and, to the knowledge of the Company, the Investment Entities have instituted and maintained and will continue to maintain policies and procedures reasonably designed to ensure that the Company, its Subsidiaries, the Related Entities and the Investment Entities do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with all applicable federal, state, provincial or territorial laws.

2.31    Clinical Studies. No preclinical or clinical studies or trials have been conducted by or on behalf of the Company, any Subsidiary or any Related Entity in any jurisdiction, and neither the Company nor any Subsidiary nor any Related Entity has participated in any such preclinical or clinical study or trial or provided any study drug for a preclinical or clinical study or trial conducted by any other person.

2.32    Relationships with Suppliers and Distributors. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, no existing supplier, distributor, service provider, manufacturer or contractor of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity has indicated that it intends to terminate its relationship with the Company, such Subsidiary or such Related Entity or that it will be unable to meet the Company’s, such Subsidiary’s or such Related Entity’s supply, distribution, service, manufacturing or contracting requirements.

2.33    Intellectual Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Pricing Prospectuses and the Prospectuses as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company, its Subsidiaries and the Related Entities, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) to the Company’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company, any Subsidiary or any Related Entity is and remains confidential to the Company, such Subsidiary or such Related Entity, as the case may be.

2.34    Insurance. Except as otherwise disclosed by the Company in the Prospectuses in relation to its directors’ and officers’ liability insurance, the Company, the Subsidiaries and the Related Entities maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not have a Material Adverse Effect. There are no material claims by the Company, any Subsidiary or any Related Entity under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Except as otherwise disclosed by the Company in the Prospectuses in relation to its directors’ and officers’ liability insurance, the Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

2.35    Transactions With Affiliates and Employees. No director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, any of the Company or the Subsidiaries is engaged in any material transaction or arrangement with or is a party to a material contract with, or has any material indebtedness, liability or obligation to, the Company, any Subsidiary or any Related Entity, except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Company, any Subsidiary or any Related Entity as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses.

2.36    Related Party Transactions. There are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non-arm’s length transactions involving the Company, any Subsidiary or any Related Entity that are required to be disclosed that have not been disclosed in the Registration Statement, the Pricing Prospectuses or the Prospectuses or to be filed as exhibits thereto which have not been so filed as required.

2.37    Accountants. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC. To the Company’s knowledge, MNP LLP is independent with respect to Redecan (as defined below) as required by Canadian Securities Laws and the rules of professional conduct applicable to auditors in each of the provinces and territories of Canada and is an independent registered public accounting firm as required by the Securities Act and the Exchange Act and the Rules and Regulations.

2.38    No Reportable Events with Auditors. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Company and its auditors.

2.39    Financial Statements. The consolidated financial statements, including the notes thereto, of the Company and 2579951 Canada Inc. (together with its subsidiaries, “Redecan”) included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and Redecan, respectively, on a consolidated basis; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. All pro forma financial information included or incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, and the Pricing Disclosure Package and to be included or incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, comply with the requirements of the Canadian Securities Laws and the U.S. Securities Laws, and the assumptions used in the preparation of such pro forma financial information are reasonable, the pro forma adjustments used therein are appropriate to give effect to the transactions or circumstances described therein and the pro forma adjustments have been properly applied to the historical amounts in the compilation of such information. No other financial statements (historical or pro forma) or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Pricing Prospectuses and the Prospectuses, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses and the books and records of the Company.

2.40    Stock Plans. Each stock option granted under any stock option plan or other security based compensation plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per common share on the grant date of such option, determined in accordance with the rules of the TSX, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

2.41    Statistical Information. The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectuses and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived. The Company has obtained the consent to the use of such data or information from such sources to the extent required.

2.42    Internal Accounting Controls. The Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Pricing Prospectuses or the Prospectuses, the Company believes that the Company’s and the Subsidiaries’ internal control over financial reporting (as defined under the Exchange Act and Canadian Securities Laws) is effective and the Company and the Subsidiaries are not aware of, and have not been advised by their auditors of, any material weakness in their internal control over financial reporting. Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

2.43    Tax Status. Each of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return). Each of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities has paid all sales and use taxes and all taxes which the Company, any Subsidiary or any Related Entity is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company’s, any Subsidiary’s or, to the knowledge of the Company, any Related Entity’s Canadian federal, provincial and territorial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company’s knowledge, threatened. The accruals and reserves on the books and records of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Company, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity.

2.44    Information Technology and Personal Data. The Company’s, its Subsidiaries’ and, to the knowledge of the Company, the Related Parties’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Company, the Subsidiaries and the Related Entities as currently conducted. The Company, its Subsidiaries and, to the knowledge of the Company, the Related Parties maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”) processed and stored thereon, and to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company, its Subsidiaries and, to the knowledge of the Company, the Related Parties are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not have a Material Adverse Effect.

2.45    Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Units.

2.46    Stamp or Other Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province or territory in connection with the creation, issuance, sale and delivery to the Underwriters of the Units or the authorization, execution, delivery and performance of this Agreement or the resale of Units by an Underwriter to U.S. residents.

2.47    Disclosure Controls. The Company has established disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) for the Company and the Subsidiaries that comply with the requirements of the Exchange Act and Canadian Securities Laws, and designed such disclosure controls and procedures to ensure that information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities. The Company has evaluated the effectiveness of its disclosure controls and procedures and presented, in the Company’s periodic reports filed on SEDAR and EDGAR, its conclusions about the effectiveness of the disclosure controls and procedures as of the dates indicated therein.

2.48    Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

2.49    Disclosure Reports. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering that have not been filed as required; and the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

2.50    No Integrated Offering. Neither the Company nor, to the Company’s knowledge, any of its affiliates has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Units pursuant to the Registration Statement.

2.51    Base Prospectus Disclosures The statements set forth in the Base Prospectuses under the captions “Description of Securities”, “Share Structure”, “Enforceability of Civil Liabilities” and “Risk Factors – PFIC Status”, in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Enforceability of Civil Liabilities” and “Eligibility for Investment” and in the Registration Statement under “Part II – Indemnification of Directors and Officers”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

2.52 Disclosure of Shares and Warrants. The rights, privileges, restrictions, conditions and other terms attaching to the common shares of the Company, the Shares and the Warrants will, on the Closing Date and, if applicable, the Option Closing Date, conform in all respects to the respective descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses.

2.53 Disclosure of Contracts. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Pricing Prospectuses or the Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are, in all material respects, accurate and fair summaries of such legal matters, agreements, documents or proceedings.

2.54 Disclosure of Acquisitions. Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

2.55 Free Writing Prospectus. The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectuses, the Prospectuses and any Issuer Free Writing Prospectus set forth on Schedule 2-B hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Units, except for any Issuer Free Writing Prospectus set forth in Schedule 2-B hereto and any electronic road show previously approved by the Underwriters.

2.56 Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Underwriters or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Pricing Prospectuses and Prospectus Supplements. The Company understands and confirms that the Underwriters will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Underwriters regarding the Company, their respective businesses and the transactions contemplated hereby, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Underwriter makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof

2.57 Canadian Reporting Issuer. The Company is a reporting issuer under the securities laws of each Canadian Jurisdiction that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authority in each such Canadian Jurisdiction that maintains such a list.

2.58 Forward-Looking Information. The Company has a reasonable basis for disclosing all forward-looking information (as defined in NI 51-102) contained in the Pricing Prospectuses and the Prospectuses.

2.59 Transfer Agent. TSX Trust Company at its principal offices in Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to its common shares, and Continental Stock Transfer & Trust Company at its principal office in New York, New York is the duly appointed U.S. co-transfer agent of the Company with respect to its common shares.

2.60 Minute Books. The minute books and corporate records of the Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company, its Subsidiaries and the Related Entities as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company, its Subsidiaries and the Related Entities.

2.61 Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

2.62 Investment Company. The Company is not and, after giving effect to application of the net proceeds of the Offering as described in the Pricing Prospectuses and the Prospectuses, will not be, an “investment company” under the Investment Company Act of 1940, as amended, and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

2.63 Passive Foreign Investment Company Status. The Company does not expect to be a “passive foreign investment company” for U.S. federal income tax purposes within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its current taxable year ending July 31, 2020 or for any foreseeable subsequent taxable year. The Company is not currently a “controlled foreign corporation” for U.S. federal income tax purposes within the meaning of Section 957 of the Code and does not expect to become a controlled foreign corporation in the foreseeable future.

2.64 Foreign Corrupt Practices. None of the Company, any Subsidiary, any Related Entity, and, to the knowledge of the Company, any Investment Entity, any director or officer thereof or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), or any applicable anti-corruption laws, rules, or regulation of Canada or any other jurisdiction in which the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company, the Subsidiaries, the Related Entities, and, to the knowledge of the Company, its affiliates and the Investment Entities, have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

2.65 Corrupt Organizations Act. Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, or (ii) any “aiding and abetting” in any violation of U.S. federal or state criminal laws. No action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, with respect to U.S. federal or state criminal laws is pending or threatened.

2.66 Office of Foreign Assets Control. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Company will not, directly or indirectly, use the proceeds of the Offering hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

2.67 Political Contributions; Money Laundering. None of the Company, any Subsidiary, any Related Entity, and, to the knowledge of the Company, any Investment Entity, any director or officer thereof or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, has at any time during the last five years (i) made any unlawful contribution to any candidate for non- United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company, each Subsidiary, each Related Entity and, to the knowledge of the Company, each Investment Entity, are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

2.68 Sanctioned Territories. Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, nor any director or officer thereof nor, to the Company’s knowledge, any employee, agent, affiliate, representative or other person acting on behalf of the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, is an individual or entity (“Specified Person”) that is, or is 50% or more owned or controlled by a

Specified Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of comprehensive economic Sanctions including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea (each, a “Sanctioned Territory”).

2.69 Prohibited Use of Proceeds. The Company will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person: (i) to fund or facilitate any unauthorized activities or business of or with any person that, at the time of such funding or facilitation, is the subject of Sanctions, or in any Sanctioned Territory; or (ii) in any other manner that will result in a violation of Sanctions by any person (including any person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

2.70 No Sanctions. For the past five years, the Company, its Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any direct or indirect dealings or transactions in violation of applicable Sanctions.

2.71 Certain Fees. Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by FINRA.

2.72 Acknowledgment Regarding Underwriters’ Purchase of Securities. The Company acknowledges and agrees that each of the Underwriters is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that no Underwriter is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Underwriter or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Underwriters’ purchase of the Initial Units or the Additional Units. The Company further represents to each Underwriter that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

2.73 Acknowledgment Regarding Underwriter’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and acknowledged by the Company that: (i) none of the Underwriters has been asked by the Company to agree, nor has any Underwriter agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Underwriter, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Underwriter, and counter-parties in “derivative” transactions to which any such Underwriter is a party, directly or indirectly, presently may have a “short” position in the shares of Common Stock, and (iv) each Underwriter shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Underwriters may engage in hedging activities at various times during the period that the Securities are outstanding, and (z) such hedging activities (if any) could reduce the value of the existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of this Agreement.

2.74 No Company Stabilization. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of National Instrument 45-106 – Prospectus Exemptions and Rule 405 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Units.

2.75 Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company’s Underwriter in connection with the placement of the Securities.

Any certificate signed by or on behalf of the Company and delivered to the Underwriters or to Underwriters’ Counsel (as defined below) shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

3. Covenants of the Company. The Company covenants and agrees as follows:

3.1 Filing of U.S. Prospectus. The Company will prepare and file with the Commission, promptly after the execution of this Agreement, and in any event no later than 5:30 p.m. (Eastern Time) on the date of this Agreement, the U.S. Prospectus.

3.2 Amendments to Registration Statement and Prospectuses. The Company shall deliver to the Underwriters, prior to filing, any amendment or supplement to the Registration Statement or Prospectuses proposed to be filed after the date of this Agreement and not file any such amendment or supplement to which the Underwriters shall reasonably object in writing.

3.3 Securities Laws Compliance. The Company will comply with the Shelf Procedures and General Instruction II.L of Form F-10 under the Securities Act. Prior to the later of the last date on which the Option Closing Date, if any, may occur, and the termination of the Offering, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Underwriters and their legal counsel for their review prior to filing and will not file any such proposed amendment or supplement to which the Underwriters reasonably object. The Company will cause the Prospectuses, prepared in accordance with all applicable requirements, and any supplement thereto to be filed, each in a form approved by the Underwriters with the Canadian Qualifying Authorities in accordance with the Shelf Procedures (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F- 10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Underwriters of such timely filings. The Company will promptly advise the Underwriters (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (8) of the receipt of any comments or communications from the Canadian Qualifying Authorities, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of any securities of the Company on the TSX or the NYSE or the Nasdaq, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Units for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.

3.4 Notice of Material Changes. At any time following the date of execution of this Agreement until the completion of the distribution of the Units for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, the Company will promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectuses had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as could render any Prospectus misleading in the light of the circumstances or could result in it containing a misrepresentation within the meaning of applicable Canadian Securities Laws; the Company shall in good faith discuss with the Underwriters any such change in material fact, event or condition (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether notice need be given under this Section 3.4.

3.5 Continued Compliance. If at any time when a prospectus relating to the Units (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Canadian Pricing Prospectus, the Canadian Prospectus, the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances existing at the time of delivery of such Canadian Pricing Prospectus, Canadian Prospectus, Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, or if to comply with the applicable Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Canadian Pricing Prospectus, the Canadian Prospectus, the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Canadian Pricing Prospectus, the Canadian Prospectus, the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Underwriters promptly and prepare and file with the Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to the Underwriters) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective by the Commission as soon as possible

3.6 Delivery of Free Writing Prospectuses. The Company will not, without the prior consent of the Underwriters, (i) make any offer relating to the Units that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Schedule 2-B hereto and any electronic road show previously approved by the Underwriters, or (ii) file, refer to, approve, use or authorize the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Units. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Prospectuses or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances existing at the time of delivery to the purchaser, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Underwriters promptly and, if requested by the Underwriters, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Underwriters) that will correct such statement, omission or conflict or effect such compliance.

3.7 Compliance of Free Writing Prospectuses The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

3.8 Delivery to the Underwriters of Prospectuses. The Company will promptly deliver to each of the Underwriters conformed copies of the Canadian Prospectus (in both the English and French languages), signed and certified as required by Canadian Securities Laws in the Canadian Jurisdictions, a copy of any other document required to be filed by the Company in compliance with Canadian Securities Laws in connection with the Offering, a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement. The Company will promptly deliver to each of the Underwriters such number of copies of the Pricing Prospectuses and Prospectuses (in both the English and French languages in the case of the Canadian Pricing Prospectus and the Canadian Prospectus) and the Registration Statement as originally filed (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein), all amendments of and supplements to such documents, if any, and signed copies of all consents and certificates of experts required to be filed in connection with the Pricing Prospectuses and Prospectuses in accordance with Applicable Laws as the Underwriters may reasonably request. Prior to 9:00 a.m. (Eastern Time) on the business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectuses in Toronto, Ontario and on the second business day next succeeding the date of this Agreement in New York, New York, and from time to time thereafter, in Toronto, Ontario and New York, New York, in such quantities as the Underwriters may reasonably request. The copies of the Registration Statement, Pricing Prospectuses and Prospectuses and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

3.9 Qualification in Jurisdictions; Blue Sky. Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Units for offering and sale under the securities laws relating to the offering or sale of the Units of such jurisdictions, Canadian, U.S. or foreign, as the Underwriters may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Units, in any jurisdiction where it is not now so subject or require registration of the Units or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

3.10 Listing. The Company will use its commercially reasonable best efforts to effect and maintain the listing of its common shares on the TSX and the NYSE (or such other top tier national securities exchange) for a period of at least three years from the date of this Agreement.

3.11 Press Releases. The Company shall provide the Underwriters with a draft of any press release to be issued in connection with the Offering and will provide the Underwriters and Underwriters’ Counsel sufficient time to comment thereon and will accept all reasonable comments of the Underwriters and Underwriters’ Counsel on such press releases.

3.12 Periodic Reports. During the period of one year from the effective date of the Registration Statement, the Company will furnish to you copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to you as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Canadian Qualifying Authorities, the Commission, the TSX, the NYSE or the Nasdaq, or any other securities exchange on which any class of securities of the Company is listed; provided, however that, notwithstanding the foregoing, the Company shall have no obligation to provide under this Section 3.12: (x) any document or information required to be delivered pursuant to this paragraph that is made available on EDGAR or SEDAR; (y) any document or information that the Company believes, acting reasonably, not to be material; or (z) any document or information that the Company believes, acting reasonably, it is prohibited by applicable law from disclosing under the circumstances.

3.13 Payment of Expenses. The Company agrees to pay on the Closing Date all expenses incident to the performance of the obligations of the Company under this Agreement, including but not limited to (a) all expenses in connection with the preparation, printing, translation and filing of the Registration Statement, the Canadian Base Prospectus, the Pricing Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (b) the fees, disbursements and expenses of the Company’s counsel, accountants and translators in connection with the qualification of the Units under Canadian Securities Laws, the registration of the Units under the Securities Act and the Offering; (c) the cost of producing this Agreement and any agreement among the Underwriters, blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (d) all expenses in connection with the qualification of the Units for offering and sale under United States state securities, or “blue sky”, laws as provided in Section 3.9 hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (e) the reasonable fees and disbursements of Underwriters’ Counsel in connection with compliance with the rules and regulations of FINRA in connection with the Offering; (f) all fees and expenses in connection with listing the Shares and Warrant Shares on the TSX and the NYSE or the Nasdaq; (g) all fees and expenses in connection with any legal opinions relating to the issuance of Units in any province or territory of Canada; (h) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), registration statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as the Underwriters may reasonably deem necessary; (i) the costs and expenses of its public relations firm; (j) all costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Offering, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the officers of the Company and such consultants; (k) any transfer taxes incurred in connection with this Agreement or the Offering (l) the cost of preparing certificates, if any, representing the Shares, Warrants and Warrant Shares; (m) the cost and charges of any transfer agent or registrar for the Shares, Warrants and Warrant Shares; (n) the reasonable costs and expenses of the Underwriters, including the reasonable fees of Underwriters’ Counsel, any experts or consultants retained by them and other out of pocket expenses incurred by them in connection with the transactions contemplated by this Agreement; (o) up to $175,000 in accountable legal expenses for both Canadian and U.S. legal counsel incurred by the Underwriters, (o) up to $25,000 (with all such expense’s greater than $2,000 to be pre-approved by the Company) for IPREO software related expenses, background check expenses, tombstones and marketing related expenses, including road show expenses if they are incurred; and (p) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 3, in each case in accordance with and subject to the limitations set out in the Engagement Letter dated August 7, 2021. Notwithstanding the foregoing, any advance received by the Underwriters will be reimbursed to the Company to the extent not actually incurred in compliance with FINRA Rule 5110(f)(2)(C). In the event that this Agreement shall not be carried out for any reason whatsoever, except in the case of a default by the Underwriters, pursuant to Section 6.2 below, within the time specified herein or any extensions thereof pursuant to the terms herein, the Company shall be obligated to pay to the Underwriters their actual and accountable out-of-pocket expenses related to the transactions contemplated herein then due and payable (including the fees and disbursements of Underwriters’ Counsel) up to $175,000 and upon demand the Company shall pay the full amount thereof to the Underwriters; provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement. The Underwriters may deduct from the net proceeds of the Offering payable to the Company on the Closing Date the expenses set forth herein to be paid by the Company to the Underwriters.

3.14 Application of Net Proceeds. The Company shall apply the net proceeds from the Offering received by it in a manner consistent with the application thereof described under the caption “Use of Proceeds” in the Pricing Prospectuses and the Prospectuses.

3.15 Delivery of Earnings Statements. The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

3.16 Stabilization. Neither the Company nor, to its knowledge, any of its employees, directors or shareholders (without the consent of the Representative) has taken or shall take, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under Regulation M of the Exchange Act, or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

3.17 Internal Controls. The Company shall maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary in order to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.18 Accountants. As of the date of this Agreement, the Company shall continue to retain a nationally recognized independent registered public accounting firm for a period of at least three (3) years after the date of this Agreement. The Underwriters acknowledge that PriceWaterhouseCoopers LLP is acceptable to the Underwriters.

3.19 FINRA. The Company shall advise the Representative (who shall make an appropriate filing with FINRA) if it is or becomes aware that Company or any of its affiliates (within the meaning of FINRA’s Conduct Rule 5121(f)(1)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section 1(ee) of the By-laws of FINRA) of, any member firm of FINRA.

3.20 No Fiduciary Duties. The Company acknowledges and agrees that the Underwriters’ responsibility to the Company is solely contractual in nature and that none of the Underwriters or their affiliates or any selling agent shall be deemed to be acting in a fiduciary capacity, or otherwise owes any fiduciary duty to the Company or any of its affiliates in connection with the Offering and the other transactions contemplated by this Agreement.

3.21 Company Lock-Up Agreements.

3.21.1. Restriction on Sales of Capital Stock. During the period of 60 days from the Closing Date (the “Lock-Up Period”), without the prior written consent of the Underwriters, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, other than the sale of the Shares and Warrants comprising the Units as contemplated by this Agreement and (i) the issuance of common shares upon the exercise of the Company’s currently outstanding options or other security-based compensation securities; (ii) the issuance of common shares upon the exercise of the Company’s currently outstanding warrants; (iii) the Company’s issuance of Warrant Shares upon the exercise of any Warrants comprising the Units; (iv) the grant of options or other security-based compensation securities under the Company’s security-based compensation plans in effect on the date hereof or the issuance of common shares of common shares on exercise of such securities; (v) the issuance of common shares upon the conversion, redemption or other repayments under the Company’s senior secured note maturing May 1, 2023 and the Company’s outstanding convertible debentures maturing December 5, 2022; and (vi) the issuance of common shares in connection with any arm’s length acquisitions including the acquisitions of Redecan and 48North Cannabis Corp. as described in the Prospectuses. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

3.21.2. Lock-Up Agreements. On or before the Closing Date, the Company shall have delivered to the Underwriters executed copies of the Lock-Up Agreements from each of the persons listed in Schedule 3 hereto in the attached as Exhibit A hereto.

3.21.3. Release of D&O Lock-up Period. If the Underwriters, in their sole discretion, agree to release or waive the restrictions set forth in the Lock-Up Agreements for an officer or director of the Company and provide the Company with notice of the impending release or waiver at least three (3) Business Days before the effective date of the release or waiver, the Company agrees to announce the impending release or waiver by a press release in form and substance satisfactory to the Underwriters through a major news service at least two (2) Business Days before the effective date of the release or waiver.

3.22 Continued Reporting Requirements. Until the distribution of the Units is completed, the Company shall file all documents required to be filed with the Reviewing Authority under applicable Canadian Securities Laws; and during the period when the U.S. Prospectus is required to be delivered under the Securities Act: (i) to file promptly all documents required to be filed by the Company with the Commission pursuant to Section 13 or 15(d) of the Exchange Act; and (ii) to file as an exhibit to the Registration Statement, by means of a Report on Form 6-K or post-effective amendment to the Registration Statement, each document incorporated by reference in the Canadian prospectus and each document otherwise required to be filed as an exhibit to the Registration Statement by the Instructions to Form F-10 that is not already an exhibit to the Registration Statement.

3.23 Marketing Materials. During the distribution of the Units: (i) the Company shall prepare, in consultation with the Underwriters, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”), including any template version thereof, to be provided to potential investors in the Units, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriters and Underwriters’ Counsel, acting reasonably, and (ii) the Company shall: (A) file any such marketing materials (or any template version thereof) with the Canadian Qualifying Authorities as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Units; and (B) remove or redact any comparables from any template version so filed, in compliance with NI 44-101, prior to filing such template version with the Canadian Qualifying Authorities (provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Qualifying Authorities in compliance with NI 44-101 by the Company, and a copy thereof provided to the Underwriters as soon as practicable following such filing).

3.24 Investor Materials. During the distribution of the Units, the Company will not provide any potential investor with any materials or information in relation to the distribution of the Units or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and filed in accordance with Section 3.27 hereof; and (B) any such materials that constitute “standard term sheets” have been approved in writing by the Company and the Underwriters and are provided in compliance with Canadian Securities Laws.

3.25 U.S. Cannabis Activities. Neither the Company nor any Subsidiary nor any Related Entity nor any director, officer, employee, agent or other person acting on behalf of the Company or any Subsidiary or Related Entity will cultivate, produce, process, import or distribute any cannabis or cannabinoid product or otherwise engage in or target or derive revenues or funds from any direct or indirect dealings or transactions in or to the United States of America, its territories and possessions, any state of the United States or the District of Columbia or any other country unless such activity is in full compliance with all federal and state or provincial laws applicable to such activity. The Company will notify the Underwriters promptly if the Company, any Subsidiary, any Related Entity or any director, officer, employee, agent or other person acting on behalf of the Company, any Subsidiary or any Related Entity has received notice of any investigation or proceedings related to the matters set forth in this Section 3.29.

3.26 Investment Entity Compliance. The Company will at all times take all necessary actions to promptly bring itself into compliance with any applicable U.S. federal laws that may be contravened by maintaining an ongoing investment in any Investment Entity as a result of any of its activities and to comply with the applicable TSX and NYSE or Nasdaq policies, rules and regulations with respect to the cannabis sector, including but not limited to, if and when required by the applicable TSX or NYSE or Nasdaq policies, rules and regulations or for compliance with the applicable U.S. federal laws, the prompt sale, transfer or disposal of the Company’s interest (whether equity, debt or otherwise) in any Investment Entity.

3.27 Notification of Investment Entity Non-Compliance The Company will notify the Underwriters promptly if, to the knowledge of the Company, any Investment Entity has received notice of any investigation or proceedings related to the matters set forth in Section 2.30 hereof.

4. Conditions of Underwriters’ Obligations. The several obligations of the Underwriters to purchase and pay for the Initial Units and the Additional Units, as provided herein, shall be subject to (i) the continuing accuracy of the representations and warranties of the Company as of the date hereof and as of the Closing Date (for purposes of this Section 5, “Closing Date” shall refer to the Closing Date for the Initial Units and the Option Closing Date, if different, for the Additional Securities); (ii) the accuracy of the statements of officers of the Company made pursuant to the provisions hereof; (iii) the performance by the Company of its obligations hereunder; and (iv) the following conditions:

4.1 Regulatory Matters.

4.1.1. Filing of Prospectuses. The Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4 hereof; no order of any securities commission, securities regulatory authority or securities exchange in Canada to cease distribution or trading of the Units, Shares, Warrants or Warrant Shares shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post- effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or, to the knowledge of the Company, threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to the Underwriters’ reasonable satisfaction; and all necessary regulatory or securities exchange approvals shall have been received.

4.1.2. FINRA Clearance. At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

4.1.3. Stock Market Clearance. At the Closing Date, the Shares shall have been conditionally approved for listing on the TSX and shall be approved for listing on the NYSE or the Nasdaq, subject to notice of issuance.

4.2 Company Counsel Matters.

4.2.1. Closing Date Opinion of Canadian Counsel. On the Closing Date, the Underwriters shall have received the favourable written legal opinion of DLA Piper (Canada) LLP, Canadian counsel for the Company, and any other local counsel, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

4.2.2. Closing Date Opinion of U.S. Counsel. On the Closing Date, the Underwriters shall have received the written opinion and negative assurance letter of DLA Piper LLP (US), United States counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

4.2.3. Closing Date Opinion of Québec Counsel. The Underwriters shall have received appropriate legal opinions of the Company’s Québec counsel addressed to the Underwriters, in form and substance satisfactory to the Underwriters, dated and delivered on the date of the Canadian Price Prospectus and the Canadian Prospectus, as applicable, to the effect that, except for the financial statements of the Company (including the notes thereto and the auditors’ report thereon) included or incorporated by reference therein and certain other financial information contained or incorporated by reference in the Canadian Pricing Prospectus and the Canadian Prospectus (collectively, the “Financial Information”), the French language version of each of the Canadian Pricing Prospectus and the Canadian Prospectus (including the French language version of the documents incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof.

4.2.4. Translation Opinions. The Underwriters shall have received appropriate translation opinions of PricewaterhouseCoopers LLP and MNP LLP, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, dated and delivered on the date of the Canadian Prospectus, to the effect that the French language version of the Financial Information is in all material respects a complete and proper translation of the English language version thereof.

4.3 Comfort Letters.

4.3.1. Cold Comfort Letter of PwC. At the time this Agreement is executed and at the Closing Date, the Underwriters shall have received a comfort letter from PricewaterhouseCoopers LLP, the independent auditor for the Company, with a specified cut-off date for review procedures referred to therein that is not more than two (2) business days prior to the date of this Agreement, in form customary for prospectus offerings of securities in Canada and registered offerings of securities in the United States dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, and in form and substance satisfactory to the Underwriters and Underwriters’ Counsel.

4.3.2. Cold Comfort Letter of MNP. At the time this Agreement is executed and at the Closing Date, the Underwriters shall have received a comfort letter from MNP LLP, the independent auditor for Redecan, with a specified cut-off date for review procedures referred to therein that is not more than two (2) business days prior to the date of this Agreement, in form customary for prospectus offerings of securities in Canada and registered offerings of securities in the United States dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, and in form and substance satisfactory to the Underwriters and Underwriters’ Counsel.

4.3.3. Bring-down Comfort Letters. On the Closing Date you shall have received from each of PricewaterhouseCoopers LLP and MNP LLP a bring down comfort letter, dated as of the Closing Date, to the effect that such auditor reaffirms the statements made in the letter furnished pursuant to Section 4.3.1 or 4.3.2, respectively, except that the specified cut-off date referred to therein shall be a date not more than two (2) business days prior to the Closing Date.

4.4 Officers’ Certificates.

4.4.1. Officers’ Certificate. The Company shall have furnished to the Underwriter a certificate, dated the Closing Date), of its Chief Executive Officer and its Chief Financial Officer stating that (i) such officers have carefully examined the Registration Statement, the Pricing Disclosure Package, any Issuer Free Writing Prospectus and the Prospectuses and, in their opinion, the Registration Statement and each amendment thereto, as of the Applicable Time and as of the Closing Date did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Pricing Disclosure Package, as of the

Applicable Time and as of the Closing Date, any Issuer Free Writing Prospectus as of its date and as of the Closing Date, the Prospectuses and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) since the Applicable Time, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement, the Pricing Disclosure Package or the Prospectuses, (iii) to the best of their knowledge after reasonable investigation, as of the Closing Date, the representations and warranties of the Company in this Agreement are true and correct and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, and (iv) there has not been, subsequent to the date of the most recent audited financial statements included or incorporated by reference in the Pricing Disclosure Package, any Material Adverse Effect in the financial position or results of operations of the Company, or any change or development that, singularly or in the aggregate, would involve a Material Adverse Effect or a prospective Material Adverse Effect, in or affecting the condition (financial or otherwise), results of operations, business, assets or prospects of the Company, except as set forth in the Prospectus.

4.4.2. Chief Financial Officer’s Certificate. At the Closing Date, the Underwriters shall have received a certificate executed by the Chief Financial Officer of the Company, dated as of such date, in form and substance satisfactory to the Underwriters.

4.4.3. Secretary’s Certificate. At the Closing Date, the Underwriters shall have received a certificate of the Company signed by the Secretary of the Company, dated the Closing Date, certifying: (i) that each of the Charter and Bylaws is true and complete, has not been modified and is in full force and effect; (ii) that the resolutions of the Company’s Board of Directors relating to the Offering are in full force and effect and have not been modified; (iii) as to the accuracy and completeness of all correspondence between the Company or its counsel and the Commission; and (iv) as to the incumbency of the officers of the Company. The documents referred to in such certificate shall be attached to such certificate.

4.5 No Material Adverse Changes. Prior to and on the Closing Date: (i) there shall have been no Material Adverse Change or development involving a prospective Material Adverse Change in the condition or prospects or the business activities, financial or otherwise, of the Company from the latest dates as of which such condition is set forth in the Registration Statement, Pricing Prospectuses and the Prospectuses; (ii) no action, suit or proceeding, at law or in equity, shall have been pending or threatened against the Company or any Insider before or by any court or federal or state commission, board or other administrative agency wherein an unfavorable decision, ruling or finding may materially adversely affect the business, operations, prospects or financial condition or income of the Company, except as set forth in Registration Statement, Pricing Prospectuses and the Prospectuses; (iii) no stop order shall have been issued under the Securities Act and no proceedings therefor shall have been initiated or threatened by the Commission; and (iv) the Pricing Prospectuses and the Prospectuses and any amendments or supplements thereto shall contain all material statements which are required to be stated therein in accordance with the Securities Act and the Securities Act Regulations and shall conform in all material respects to the requirements of the Securities Act and the Securities Act Regulations, and neither the Pricing Prospectuses and the Prospectuses nor any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 No Adverse Effects on the Company. Neither the Company nor any Subsidiary nor any Related Entity shall have sustained, since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident, outbreak of contagious disease (including, without limitation, matters caused by, related to or resulting from COVID-

19) or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company, any Subsidiary any Related Entity or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto).

4.7 No Material Misstatement or Omission. The Underwriters shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement or any amendment or supplement thereto contains an untrue statement of a fact which, in the reasonable opinion of counsel for the Underwriters, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the Registration Statement, the Pricing Prospectuses or the Prospectuses or any amendment or supplement thereto contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

4.8 Agent for Service of Process. Prior to the Closing Date, the Company shall have furnished to the Underwriters satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

If any of the conditions specified in this Section 4 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters’ Counsel pursuant to this Section 4 shall not be satisfactory in form and substance to the Underwriters and Underwriters’ Counsel, all obligations of the Underwriters hereunder may be cancelled by the Underwriters at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Securities may be cancelled by the Underwriters at, or at any time prior to, the Option Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.

5.	Indemnification.

5.1 Indemnification of the Underwriters.

5.1.1. General. Subject to the conditions set forth below, the Company agrees to indemnify and hold harmless each Underwriter, its affiliates and each of its and their respective directors, officers, members, employees, and agents and each person, if any, who controls any such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Underwriter Indemnified Parties,” and each an “Underwriter Indemnified Party”), against any and all loss, liability, claim, damage and expense whatsoever (including but not limited to any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Underwriter Indemnified Parties and the Company or between any of the Underwriter Indemnified Parties and any third party, or otherwise) to which they or any of them may become subject under Canadian

Securities Laws, the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon:

(a) any untrue statement or alleged untrue statement of a material fact contained (A) in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any “road show” (as defined in Rule 433 under the Securities Act) or investor presentations made to investors for the Offering (“Marketing Materials”);

(b) the omission or alleged omission to state in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made (in the case of any prospectus);

(c) the Company not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or securities exchange requirements in connection with the Offering;

(d) any application or other document or written communication (in this Section 5, collectively called “application”) executed by the Company or based upon written information furnished by the Company in any jurisdiction in order to qualify the Securities under the securities laws thereof or filed with the Commission, any state or other jurisdiction securities commission or agency, the TSX or NYSE or Nasdaq or any other national securities exchange;

(e) any breach by the Company of any representation, warranty or covenant contained in this Agreement; or

(f) any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, securities exchange or by any competent authority which prevents or restricts the trading in or the sale of the Company’s securities or the distribution of the Units in any jurisdiction;

provided, however, that in the cases of (i) and (ii) above, the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the written information furnished to the Company by or on behalf of any Underwriter through the Underwriters expressly for use therein. The parties agree that such information provided by the Underwriters consists solely of the Underwriter Information. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

5.1.2. Procedure. If any action is brought against an Underwriter Indemnified Party in respect of which indemnity may be sought against the Company pursuant to Section 5.1.1, such Underwriter Indemnified Party shall promptly notify the Company in writing of the institution of such action and the Company shall assume the defense of such action, including the employment and fees of counsel (subject to the reasonable approval of such Underwriter Indemnified Party) and payment of actual expenses. Such

Underwriter Indemnified Party shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Underwriter Indemnified Party unless (i) the employment of such counsel at the expense of the Company shall have been authorized in writing by the Company in connection with the defense of such action, or (ii) the Company shall not have employed counsel to have charge of the defense of such action, or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the Company (in which case the Company shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events the reasonable fees and expenses of not more than one additional firm of attorneys selected by the Underwriter Indemnified Party (in addition to local counsel) shall be borne by the Company. Notwithstanding anything to the contrary contained herein, if any Underwriter Indemnified Party shall assume the defense of such action as provided above, the Company shall have the right to approve the terms of any settlement of such action, which approval shall not be unreasonably withheld.

5.2 Indemnification of the Company. Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the foregoing indemnity from the Company to the several Underwriters, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the Registration Statement, any Pricing Prospectus, the Pricing Disclosure Package or Prospectus or any amendment or supplement thereto or in any application, in reliance upon, and in strict conformity with, the Underwriters’ Information. In case any action shall be brought against the Company or any other person so indemnified based on any Pricing Prospectus, the Registration Statement, the Pricing Disclosure Package or Prospectus or any amendment or supplement thereto or any application, and in respect of which indemnity may be sought against any Underwriter, such Underwriter shall have the rights and duties given to the Company, and the Company and each other person so indemnified shall have the rights and duties given to the several Underwriters by the provisions of Section 5.1.2. The Company agrees promptly to notify the Underwriters of the commencement of any litigation or proceedings against the Company or any of its officers, directors or any person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, in connection with the issuance and sale of the Securities or in connection with the Registration Statement, the Pricing Disclosure Package, or the Prospectus or any Issuer Free Writing Prospectus.

5.3 Indemnification of Canadian Underwriter. Provided that such Non-Canadian Underwriter has not terminated and cancelled its obligations to the Company in accordance with this Agreement, each Non-Canadian Underwriter agrees that if any losses, claims, damages or liabilities, joint or several (collectively, the “Claims”) are suffered by an indemnified party as contemplated by Section 5.1 (and such Claims did not include such Non-Canadian Underwriter on the basis that it did not sign the underwriters’ certificate to the Canadian Prospectus or the Canadian Prospectus Supplement and such Claims would have included such Non-Canadian Underwriter if it had signed such certificate) under Section 130 of the Securities Act (Ontario) or the equivalent provisions of Canadian Securities Laws in the other Canadian Jurisdictions based upon a misrepresentation or alleged misrepresentation within the meaning of applicable Canadian Securities Laws in the Canadian Prospectus or Canadian Prospectus Supplement, and such indemnified party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such Claims and such indemnified party does pay such Claims (the “Liability Amount”), then such Non-Canadian Underwriter shall indemnify on a several basis, and not a joint or joint and several basis, such indemnified party from and against the Liability Amount for such Non-Canadian Underwriter’s pro rata share of such Liability Amount, on the basis of and assuming that such Non-Canadian Underwriters had signed the underwriters’ certificate to the Canadian Prospectus or the Canadian Prospectus Supplement, but only to the extent of its underwriting obligation under Schedule A hereto. Each Non-Canadian

Underwriter shall further indemnify such indemnified party, without regard to the final outcome of any such Claims, for such Non-Canadian Underwriter’s pro rata share of any legal and other expenses reasonably incurred and paid by such indemnified party in connection with the investigation or defence of any such Claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that the applicable Non-Canadian Underwriter is obligated to indemnify all other indemnified parties, “pro rata” will be based on the percentage of Initial Units set forth opposite its name in Schedule A hereto as compared to the total number of Initial Units. For the avoidance of doubt, the maximum aggregate amount which a Non-Canadian Underwriter is required to indemnify the other indemnified parties under this Section 8(d) shall be the lesser of (i) the percentage of the total of the Liability Amount and Indemnified Expenses equal to the percentage of Initial Units set forth opposite such Non-Canadian Underwriter’s name in Schedule A hereto as compared to the total number of Initial Units and (ii) the total public offering price of the Initial Units and Additional Securities such Non-Canadian Underwriter is required to place or purchase under Schedule A hereto. The amount payable by a Non-Canadian Underwriter to the indemnified parties pursuant to this Section 8(d) shall be reduced to the extent that such Non-Canadian Underwriter is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the Claim or Claims that are the subject matter of the indemnification being sought. Further, a Non-Canadian Underwriter will only be required to make payment to an indemnified party pursuant to this Section 5.3 if (i) such indemnified party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this Section 5.3 but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the indemnified party) that the Claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such indemnified party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the indemnified party acknowledges, that such Claim to which such indemnified party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such indemnified party then such indemnified party shall promptly reimburse to such Non-Canadian Underwriter any Indemnified Expenses. If any Claim is asserted against any indemnified party that is or may be subject to indemnification under this Section 5.3, the indemnified party will notify the Non-Canadian Underwriters in writing as soon as possible of the particulars of such Claim (but the omission so to notify the applicable Non-Canadian Underwriters of any potential Claim shall not relieve it from any liability which it may have to any indemnified party and any omission so to notify a Non-Canadian Underwriter of any actual Claim shall affect its liability only to the extent that such Non-Canadian Underwriter is actually and materially prejudiced by that failure). Each Non Canadian Underwriter agrees that, to the extent it is not a party to such Claim, the other Underwriters will be entitled to conduct the defence of any such action or proceeding brought to enforce such Claim, and such Non-Canadian Underwriter’s liability hereunder shall not be reduced in any way based upon the conduct of such defence unless the indemnified parties are determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defence. The Underwriters shall provide the Non-Canadian Underwriters with notice of any material developments in the action or proceeding. With respect to any indemnified party who is not a party to this Agreement, the Underwriters other than the Non-Canadian Underwriters shall obtain and hold the rights and benefits of this Section 5.3 in trust for and on behalf of such indemnified party.

5.4 Contribution.

5.4.1. Contribution Rights. If the indemnification provided for in this Section 5 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 5.1 or 5.2 in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other, from the Offering of the Securities, or (ii)

if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other, with respect to such Offering shall be deemed to be in the same proportion as the total net proceeds from the Offering of the Securities purchased under this Agreement (before deducting expenses) received by the Company, as set forth in the table on the cover page of the Prospectuses, on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the shares of Common Stock purchased under this Agreement, as set forth in the table on the cover page of the Prospectuses, on the other hand. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 5.3.1 were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 5.3.1 shall be deemed to include, for purposes of this Section 5.3.1, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5.3.1 in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the Offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5.4.2. Contribution Procedure. Within fifteen (15) days after receipt by any party to this Agreement (or its representative) of notice of the commencement of any action, suit or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (“contributing party”), notify the contributing party of the commencement thereof, but the failure to so notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit or proceeding is brought against any party, and such party notifies a contributing party or its representative of the commencement thereof within the aforesaid 15 days, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified. Any such contributing party shall not be liable to any party seeking contribution on account of any settlement of any claim, action or proceeding affected by such party seeking contribution on account of any settlement of any claim, action or proceeding affected by such party seeking contribution without the written consent of such contributing party. The contribution provisions contained in this Section 5.3.2 are intended to supersede, to the extent permitted by law, any right to contribution under the Securities Act, the Exchange Act or otherwise available. Each Underwriter’s obligations to contribute pursuant to this Section 5.3 are several and not joint.

6. Default by an Underwriter.

6.1 Default Not Exceeding 10% of Units. If any Underwriter or Underwriters shall default in its or their obligations to purchase the Units, and if the number of the Units with respect to which such default relates does not exceed in the aggregate 10% of the number of Units that all Underwriters have agreed to purchase hereunder, then such Securities to which the default relates shall be purchased by the non-defaulting Underwriters in proportion to their respective commitments hereunder.

6.2 Default Exceeding 10% of Units. In the event that the default addressed in Section 6.1 relates to more than 10% of the Units, you may in your discretion arrange for yourself or for another party or parties to purchase such Units to which such default relates on the terms contained herein. If, within one (1) Business Day after such default relating to more than 10% of the Units, you do not arrange for the purchase of such Units, then the Company shall be entitled to a further period of one (1) Business Day within which to procure another party or parties satisfactory to you to purchase said Units on such terms. In the event that neither you nor the Company arrange for the purchase of the Units to which a default relates as provided in this Section 6, this Agreement will automatically be terminated by you or the Company without liability on the part of the Company (except as provided in Sections 3.9 and 5 hereof) or the several Underwriters (except as provided in Section 5 hereof); provided, that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other Underwriters and to the Company for damages occasioned by its default hereunder.

6.3 Postponement of Closing Date. In the event that the Units to which the default relates are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, you or the Company shall have the right to postpone the Closing Date for a reasonable period, but not in any event exceeding five (5) Business Days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Pricing Prospectuses or the Prospectuses or in any other documents and arrangements, and the Company agrees to file promptly any amendment to the Registration Statement, the Pricing Disclosure Package or the Prospectuses that in the opinion of counsel for the Underwriter may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any party substituted under this Section 6 with like effect as if it had originally been a party to this Agreement with respect to such shares of Common Stock.

7. Effective Date of this Agreement and Termination Thereof.

7.1 Effective Date. This Agreement shall become effective when both the Company and the Representative have executed the same and delivered counterparts of such signatures to the other party.

7.2 Termination. The Underwriters shall have the right to terminate this Agreement at any time prior to any Closing Date, (i) if any domestic or international event or act or occurrence has materially disrupted, or in your opinion will in the immediate future materially disrupt, general securities markets in the United States; or (ii) if trading on the New York Stock Exchange or the Nasdaq Stock Market LLC shall have been suspended or materially limited, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required by FINRA or by order of the Commission or any other government authority having jurisdiction; or (iii) if the United States shall have become involved in a new war or an increase in major hostilities; or (iv) if a banking moratorium has been declared by a New York State or federal authority; or (v) if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States securities markets; or (vi) if the Company shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in your opinion, make it inadvisable to proceed with the delivery of the Units; or (vii) if the Company is in material breach of any of its representations, warranties or covenants hereunder; or (viii) if the Underwriters shall have become aware after the date hereof of such a Material Adverse Effect in the conditions or prospects of the Company, or such adverse material change in general market conditions as in the Underwriter’s judgment would make it impracticable to proceed with the offering, sale and/or delivery of the Units or to enforce contracts made by the Underwriters for the sale of the Units.

7.3 Expenses. Notwithstanding anything to the contrary in this Agreement, except in the case of a default by the Underwriters, pursuant to Section 6.2 above, in the event that this Agreement is terminated prior to the Closing Date for any reason whatsoever, within the time specified herein or any extensions thereof pursuant to the terms herein, the Company shall be obligated to pay to the Underwriters their actual and accountable out-of-pocket documented expenses related to the transactions contemplated herein then due and payable (including the out-of-pocket and documented fees and disbursements of Underwrtiers’ Counsel) up to $175,000, and upon demand the Company shall pay the full amount thereof up to the cap to the Underwriters; provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement.

7.4 Survival of Indemnification. Notwithstanding any contrary provision contained in this Agreement, any election hereunder or any termination of this Agreement, and whether or not this Agreement is otherwise carried out, the provisions of Section 5 shall remain in full force and effect and shall not be in any way affected by, such election or termination or failure to carry out the terms of this Agreement or any part hereof.

7.5 Representations, Warranties, Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company or (ii) delivery of and payment for the Units.

8. Miscellaneous.

8.1 Notices. All communications hereunder, except as herein otherwise specifically provided, shall be in writing and shall be addressed as follows:

If to the Underwriters:

A.G.P./Alliance Global Partners

590 Madison Avenue, 36th Floor

New York, New York 10022

Attn: Mr. David Bocchi, Managing Director of Investment Banking

Email: db@allianceg.com

And

Cantor Fitzgerald Canada Corporation

181 University Ave, 15th Floor

Toronto, Ontario

M5H 3M7

Attn: Elan Shevel, Compliance/Operations Manager and IBD Legal

Email: eshevel@cantor.com and #legal-IBD@cantor.com

And

ATB Capital Markets Inc.

66 Wellington Street West, Suite 3530

Toronto, Ontario M5K 1A1

Attn: Adam Carlson

Email: acarlson@atb.com

with a copy (which shall not constitute notice) to:

Manatt, Phelps & Phillips, LLP

Park Tower

695 Town Center Drive, 14th Floor

Costa Mesa, CA 92626

Attn: Thomas J. Poletti

Email: TPoletti@manatt.com

And

Tingle Merrett LLP

#1250, 639 - 5th Avenue S.W.

Calgary, Alberta T2P 0M9

Attn: Scott Reeves

Email: sreeves@tinglemerrett.com

If to the Company:

3000 Solandt Road

Ottawa, Ontario

K2K 2X2

Attn: Sébastien St-Louis, President and CEO

Email: sebastien@hexo.com

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

Toronto, Ontario, M5X 1B8

Attn: Vaughn MacLellan

Email: vaughn.maclellan@dlapiper.com

8.2 Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

8.3 Amendment. This Agreement may only be amended by a written instrument executed by each of the parties hereto.

8.4 Entire Agreement. This Agreement (together with the other agreements and documents being delivered pursuant to or in connection with this Agreement) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

8.5 Binding Effect. This Agreement shall inure solely to the benefit of and shall be binding upon the Underwriters, the Company and the controlling persons, directors and officers referred to in Section 5 hereof, and their respective successors, legal representatives, heirs and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provisions herein contained. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of securities from any of the Underwriters.

8.6 Governing Law; Consent to Jurisdiction; Trial by Jury. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof. The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.1 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company agrees that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

8.7 Execution in Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Delivery of a signed counterpart of this Agreement by facsimile or email/pdf transmission shall constitute valid and sufficient delivery thereof.

8.8 Waiver, etc. The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way effect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

If the foregoing correctly sets forth the understanding between the Underwriters and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,

HEXO Corp.

By:	/s/ Sébastien St-Louis
Name: Sébastien St-Louis
Title: President and Chief Executive Officer

Confirmed as of the date first written above mentioned:

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name: Thomas J. Higgins
Title: Managing Director, Investment Banking

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name: Elan Shevel
Title: Chief Compliance Officer

ATB CAPITAL MARKETS INC.

By:	/s/ Adam Carlson
Name: Adam Carlson
Title: Managing Director, Investment Banking

[SIGNATURE PAGE]

HEXO CORP.. – UNDERWRITING AGREEMENT

SCHEDULE 1

Underwriter	Total Number of Initial Units to be Purchased
A.G.P./Alliance Global Partners	31,084,746

Cantor Fitzgerald Canada Corporation	15,423,729

ATB Capital Markets Inc.	949,153

TOTAL	47,457,628

Sch. 1-1

SCHEDULE 2-A

Pricing Information

Number of Units: 47,457,628

Number of Shares: 47,457,628

Number of Warrants: 23,728,814

Public Offering Price per Unit: US$2.95

Underwriters’ Fee per Unit (cash portion)(1): US$5,600.000.00

Proceeds to Company per Unit (before expenses): US$2.83

(1)

The Underwriters’ Fee is payable in cash in respect of an amount equal to 4.0% of the gross proceeds from the Offering and in common shares to be issued at a price equal to the Offering Price in respect of an amount equal to 0.5% of the gross proceeds from the Offering.

Sch. 2-1

SCHEDULE 2-B

Issuer General Use Free Writing Prospectus

None.

Sch. 2-2

SCHEDULE 3

List of Lock-Up Parties

Officers:

Sebastien St-Louis - CEO

Trent MacDonald - CFO

Donald Courtney - COO

Dominique Jones - CPO

Roch Vaillancourt – General Counsel

Directors:

Vincent Chiara

Jason Ewart

Emilio Imbriglio

Adam Miron

Dr. Michael Munzar

Rose Marie Gage

Sch. 3-1

EXHIBIT A

Lock-Up Agreement

August __, 2021

A.G.P./Alliance Global Partners

590 Madison Avenue, 36th Floor

New York, New York 10022

Cantor Fitzgerald Canada Corporation	ATB Capital Markets Inc.
181 University Ave, 15th Floor	66 Wellington Street West, Suite 3530
Toronto, Ontario	Toronto, Ontario
M5H 3M7	M5K 1A1

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of units of HEXO Corp., a corporation incorporated under the laws of Ontario (the “Company”), with each unit consisting of one common share in the capital of the Company (“Shares”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), and that the Underwriters propose to reoffer the Shares and Warrants comprising such units to the public (the “Offering”).

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of the Underwriters the undersigned will not, directly or indirectly, (a) offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any Shares (including, without limitation, Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and Shares that may be issued upon exercise of any options, or warrants) or securities convertible into or exercisable or exchangeable for Shares; (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Shares or other securities, in cash or otherwise; (c) except as provided for below, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or securities convertible into or exercisable or exchangeable for Shares or any other securities of the Company; or (d) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending sixty (60) days after the closing date of the Offering (such sixty-day period, the “Lock-Up Period”).

The foregoing paragraph shall not apply to (a) transactions relating to Shares or other securities acquired in the open market after the completion of the Offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfers; (b) bona fide gifts of shares of any class of the Company’s capital stock or any security convertible into Shares, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or affiliates of the undersigned, including its partners (if a partnership) or members (if a limited liability company); (c) any transfer of Shares or any security convertible into Shares by will or intestate succession upon the death of the undersigned; (d) transfer of shares of Shares or any security convertible into Shares to an immediate family member (for purposes of this Lock-Up Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) or any trust, limited partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or any immediate family member of the undersigned; provided that, in the case of clauses (b), (c) and (d) above, it shall be a condition to any such transfer that (i) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the three (3) month period referred to above; and (iii) the undersigned notifies the Representative at least two (2) business days prior to the proposed transfer or disposition; (e) the transfer of shares to the Company to satisfy withholding obligations for any equity award granted pursuant to the terms of the Company’s stock option/incentive plans, such as upon exercise, vesting, lapse of substantial risk of forfeiture, or other similar taxable event, in each case on a “cashless” or “net exercise” basis (which, for the avoidance of doubt shall not include “cashless” exercise programs involving a broker or other third party), provided that as a condition of any transfer pursuant to this clause (e), that if the undersigned is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Shares or any securities convertible into or exercisable or exchangeable for Shares during the Lock-Up Period, the undersigned shall include a statement in such report, and if applicable an appropriate disposition transaction code, to the effect that such transfer is being made as a share delivery or forfeiture in connection with a net value exercise, or as a forfeiture or sale of shares solely to cover required tax withholding, as the case may be; (f) transfers, issuances, sales or dispositions of Shares or any security convertible into or exercisable or exchangeable for Shares pursuant to (i) a bona fide third party tender offer made to all holders of Shares, (ii) merger, (iii) consolidation or (iv) other similar transaction involving a change of control (as defined below) of the Company, including voting in favor of any such transaction or taking any other action in connection with such transaction, provided that in the event that such merger, tender offer or other transaction is not completed, the Shares and any security convertible into or exercisable or exchangeable for Shares shall remain subject to the restrictions set forth herein; (g) the transfer, issuance, sale or disposition of Shares or any security convertible into or exercisable or exchangeable for Shares pursuant to an investment in which a single strategic investor (and not an organization primarily engaged in the business of capital raising) acquires over twenty five percent (25%) of the fully diluted capitalization of the Company as of the date thereof, provided that such investor agrees to be bound in writing by the terms of this Lock-Up Letter Agreement to the same extent as if the investor were a party hereto and that the undersigned notifies the Representative at least two (2) business days prior to the proposed transfer, issuance, sale or disposition of the Shares or any security convertible into or exercisable for Shares; (h) the exercise of warrants or the exercise of stock options granted pursuant to the Company’s stock option/incentive plans or otherwise outstanding on the date hereof; provided, that the restrictions shall apply to Shares issued upon such exercise or conversion; (i) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act; provided, however, that no sales of Shares or securities convertible into, or exchangeable or exercisable for, Shares, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the Lock-Up Period; provided further, that the Company is not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the Commission under the Exchange Act during the lock-up period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan; (j) any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by the Company under the Securities Act of the undersigned’s Shares, provided that no transfer of the undersigned’s Shares registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any of the undersigned’s Shares during the Lock-Up Period; (k) transfers with the prior written consent of the Underwriters; (l) transfer by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that each such transferee agrees to be bound in writing by the terms of this Lock-Up Letter Agreement to the same extent as if the transferee were a party hereto and that the undersigned notifies the Representative at least two (2) business days prior to the proposed transfer; and (m) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, the undersigned may transfer Shares, or any security convertible into Shares, (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partners or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned) or (ii) as part of a distribution without consideration by the undersigned to its stockholders, partners, members or other equity holders; provided that in the case of any transfer contemplated in (i) or (ii) above, it shall be a condition to the transfer that (w) each transferee executes an agreement stating that the transferee is receiving and holding such Shares, or any security convertible into Shares, subject to the provisions of this Lock-Up Letter Agreement, (x) there shall be no further transfer of such Shares, or any security convertible into Shares, except in accordance with this Lock-Up Letter Agreement, (y) such transfer shall not involve a disposition for value and (z) the undersigned notifies the Representative at least two (2) business days prior to the proposed transfer. For purposes of clause (f) above, “change of control” shall mean the consummation of any bona fide third party tender offer, merger, purchase, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of a majority of total voting power of the voting stock of the Company.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s securities subject to this Lock-Up Letter Agreement except in compliance with this Lock-Up Letter Agreement.

If the undersigned is an officer or director of the Company, (a) the undersigned agrees that the foregoing restrictions shall be equally applicable to any Shares that the undersigned may purchase in the Offering; (b) the Underwriters agree that, at least three (3) business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of securities subject to this Lock-Up Letter Agreement, the Underwriters will notify the Company of the impending release or waiver; and (c) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two (2) business days before the effective date of the release or waiver.

Any release or waiver granted by the Underwriters hereunder to any such officer or director shall only be effective two (2) business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer of securities subject to this Lock-Up Letter Agreement not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this securities subject to this Lock-Up Letter Agreement to the extent and for the duration that such terms remain in effect at the time of such transfer.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Units to be sold in the Offering, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This Lock-Up Letter Agreement shall automatically terminate upon the earliest to occur, if any, of (a) the termination of the Underwriting Agreement before the sale of any Securities to the Underwriters; or (b) August 25, 2021, in the event that the Underwriting Agreement has not been executed by that date.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representative, successors and assigns of the undersigned.

Very truly yours,

(Name)

(Signature)

(Name of Signatory, in the case of entities – Please Print)

(Title of Signatory, in the case of entities – Please Print)

Address: